Bradley A. Bugdanowitz	Goodwin Procter LLP
415.733.6099	Counsellors at Law
bbugdanowitz	Three Embarcadero Center
@goodwinprocter.com	24th Floor
San Francisco, CA 94111
T: 415.733.6000
F: 415.677.9041
VIA EDGAR AND OVERNIGHT COURIER
January 28, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4720
Attention: Jeffrey Riedler

Re:	Anthera Pharmaceuticals, Inc. Form S-1 Registration Statement File No. 333-161930
Ladies and Gentlemen:
          This letter is being furnished on behalf of Anthera Pharmaceuticals, Inc. (the “Company”) in response to oral comments received telephonically on January 6 and 7, 2010, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to attorneys at Goodwin Procter LLP, on behalf of the Company, with respect to Amendment No. 2 to the Company’s Registration Statement No. 333-161930 on Form S-1 (the “Registration Statement”) that was filed with the Commission on November 16, 2009 and the Company’s supplemental response letter to the Staff dated December 23, 2009. Amendment No. 3 to the Registration Statement (“Amendment No. 3”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on January 28, 2010. The information in Amendment No. 3 assumes a 1-for-1.712 reverse split of the Company’s common stock to be effected immediately prior to the closing of the offering.
          The Staff’s oral comments are numbered, italicized and set forth below and all page references in the Company’s responses are to Amendment No. 3 as marked, other than those referenced in any headings or Staff comments, which correspond to Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Set forth in italicized print below are the Staff’s oral comments followed by the Company’s responses. Additional copies of this letter, its enclosures and Amendment No. 3 (clean and marked to show changes from Amendment No. 2) are also enclosed for Scot Foley, Frank Wyman, Lisa Vanjoske and Suzanne Hayes of the Commission. In addition, the Company has included on a supplemental basis proofs of all

United States Securities and Exchange Commission
Division of Corporate Finance
January 28, 2010

graphic, visual or photographic information the Company intends to use in the prospectus included as a part of the Registration Statement as enclosures with this letter.
1.	Please provide updated compensation information for the fiscal year ended December 31, 2009. Please also include in your disclosure individual contributions to your corporate goals made by each named executive officer and, to the extent possible, how these contributions were weighted by the compensation committee in awarding equity incentive grants for 2009.

In response to the Staff’s comment, the Company has updated the disclosure under “Compensation” beginning on page 109 with the compensation information for the fiscal year ended December 31, 2009. In addition, the Company has revised the disclosure on pages 113 and 114 to describe the circumstances surrounding equity incentive grants for our named executive officers in 2009.

2.	Please update the registration statement to reflect the current status of the IND transferred from Amgen Inc.

In response to the Staff’s comment, the Company has updated the disclosure on pages 14, 62, 63 and 76 to reflect the current status of the IND.

3.	Please provide disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” relating to how the initial public offering price range was determined as compared to the fair value of the common stock at October 2009.

The Company acknowledges the Staff’s comment and will include responsive disclosure to the above comment as well as disclosure regarding the intrinsic value on all outstanding vested and non-vested stock-based compensation arrangements when the Company includes the projected initial public offering price range in a filing with the Commission.

4.	Please include the sentence regarding the factors not considered in determining the Company’s valuation at October 2009 from page 11 of the December 23, 2009 supplemental response letter in your disclosure in either “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or the notes to the financial statements.

In response to the Staff’s comment, the Company has included the specified sentence on page 51.

5.	Please provide the information under “Capitalization” and “Dilution” for our review once an estimated offering price is specified.

United States Securities and Exchange Commission
Division of Corporate Finance
January 28, 2010

The Company acknowledges the Staff’s comment and will include responsive disclosure when the Company includes the projected initial public offering price range in a filing with the Commission.
          If you have any questions, further comments or require additional information relating to the foregoing, please telephone either the undersigned at (415) 733-6099 or Mitzi Chang at (415) 733-6017.

Sincerely,
/s/ Bradley A. Bugdanowitz, Esq.

Bradley A. Bugdanowitz, Esq. of GOODWIN PROCTER LLP

Enclosures

cc:	Paul Truex (Anthera Pharmaceuticals, Inc.) Christopher Lowe (Anthera Pharmaceuticals, Inc.) Andrew Williamson, Esq. (Latham & Watkins LLP)